SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

January 23, 2024

VIA EDGAR

Todd Schiffman

Christian Windsor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form F-1 filed December 12, 2023 File No. 333-276006

Dear Mr. Schiffman and Mr. Windsor:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby supplementally transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 4, 2024 regarding our Form F-1 previously submitted on December 12, 2023 (the “Form F-1”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Form F-1 filed December 12, 2023

Cover Page

1.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page.

2.	Tell us whether any investors have entered into agreements to purchase securities in this offering.

Response: In response to the Staff’s comment, we respectfully advise the Staff that no investors have entered into the agreements to purchase securities in this offering as of the date of this Amendment.

About this Prospectus, page ii

3.	Reference is made to the last sentence on page ii and the eighth bullet on page iii. Clearly disclose how you will refer to the holding company, subsidiaries and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of subsidiaries.

Response: In response to the Staff’s comment, we revised our disclosure on page ii, page iii and throughout this prospectus to clarify (i) which entity the disclosure is referencing, and which subsidiaries are conducting our business operations and (ii) the entity (including the domicile) in which investors are purchasing their interest. The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings, the Company will refrain from using such terms as noted in the Staff’s comment.

Prospectus Summary
Summary of Risk Factors
Risks Related to Doing Business in China, page 3

4.	In your summary of risk factors, we note your disclosure of some of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 3, 31 and 37 accordingly.

5.	State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we have revised our disclosure on page 48 accordingly.

Cash and Asset Flows through Our Organization, page 8

6.	In the final paragraph on page 8, quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer.

Response: In response to the Staff’s comment, we have revised our disclosure on page 9 accordingly.

Risk Factors
In light of recent events indicating greater oversight by the CAC, over data security..., page 31

7.

Reference is made to the penultimate paragraph on page 32. Please revise your disclosure to explain how this oversight impacts your offering and to what extent you believe that you are compliant with such regulation.

Response: In response to the Staff’s comment, we have revised our disclosure on page 35 accordingly.

Company History and Structure, page 60

8.	Reference is made to the third paragraph on page 60 and elsewhere in the prospectus where you state, “As of the date of this prospectus, our current corporate structure does not contain any VIE in mainland China and neither we nor our subsidiaries has intention establishing any VIEs in mainland China in the future.” We note in the second paragraph on page 60 you state that you own YBT, “which controls its variable interest entity, SOS Information Technology Co., Ltd (“SOS Information”).” We also note from the second paragraph on page 61 that SOS Information Technology Co., Ltd. appears to have been sold. Finally, we note the final paragraph on page 8 where you refer to VIE agreements. Please reconcile the disclosure throughout the prospectus and confirm that the company’s subsidiaries do not operate through VIE contracts. Revise your disclosure, in this section and throughout, to discuss all instances where you rely on contractual relationships or variable interests to exert control over your operating subsidiaries in mainland China, or in Hong Kong. Make conforming changes to your disclosure in the forepart.

Response: In response to the Staff’s comment, we revised our disclosure on pages 2, 8, and 65 accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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